UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Doug Carlen General Counsel Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vocera Communications, Inc., a Delaware corporation (“Vocera”), with the Securities and Exchange Commission on January 25, 2022 (the “Schedule 14D-9”), relating to the offer by Voice Merger Sub Corp. (“Purchaser”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding shares of Vocera’s common stock, par value $0.0003 per share (the “Shares”) at a purchase price of $79.25 per Share, net to the holder in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Purchaser and Vocera (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 25, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section set forth below immediately after the subsection entitled “Annual and Quarterly Reports” on page 53:

Certain Litigation

On January 25, 2022, Shiva Stein, a purported stockholder of Vocera, filed a complaint against Vocera and each member of the Vocera Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Vocera Communications, Inc., et al., Case No. 1 :22-cv-00649 (the “Stein Complaint”). The Stein Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by misrepresenting and/or omitting material information in the Schedule 14D-9 and that the individual members of the Vocera Board acted as controlling persons of Vocera within the meaning of Section 20(a) of the Exchange Act. The Stein Complaint seeks, among other things, an order enjoining consummation of the Transactions until and unless the Schedule 14D-9 is revised to disclose additional information; rescission or rescissory damages in the event the Transactions are consummated; an order directing Vocera and each member of its Board to account to the plaintiff for all damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

On January 27, 2022, Gabriel Espinoza, a purported stockholder of Vocera, filed a complaint against Vocera and each member of the Vocera Board in the United Stated District Court for the Northern District of California, captioned Gabriel Espinoza v. Vocera Communications, Inc., et al., Case No. 5:22-cv-00551-SVK (the “Espinoza Complaint”). The Espinoza Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by misrepresenting and/or omitting material information in the Schedule 14D-9 and that the individual members of the Vocera Board acted as controlling persons of Vocera within the meaning of Section 20(a) of the Exchange Act. The Espinoza Complaint also alleges breaches of fiduciary duties by each member of the Vocera Board in connection with the Transactions, and that Vocera aided and abetted the alleged breaches of fiduciary duties. The Espinoza Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission or rescissory damages in the event the Transactions are consummated; a declaration that the Merger Agreement was agreed to in breach of the fiduciary duties of the individual members of the Vocera Board; an order directing the Vocera Board to disclose additional information; an order directing Vocera and each member of its Board to account to the plaintiff for all damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

On January 27, 2022, Matthew Whitfield, a purported stockholder of Vocera, filed a complaint against Vocera, each member of the Vocera Board, Purchaser and Stryker in the United States District Court for the District of Delaware, captioned Whitfield v. Vocera Communications, Inc., et al., Case No. 1:22-cv-00114-UNA (the “Whitfield Complaint”). The Whitfield Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by omitting material information in the Schedule 14D-9 and that the individual members of the Vocera Board, Stryker, and Purchaser acted as controlling persons of Vocera within the meaning of Section 20(a) of the Exchange Act. The Whitfield Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission or rescissory damages in the event the Transactions are consummated; an order directing the Vocera Board to disclose additional information; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The foregoing summaries do not purport to be complete, but are qualified in their entirety by reference to the as-filed pleadings. Copies of the Whitfield Complaint, the Stein Complaint and the Espinoza Complaint are also filed as Exhibit (a)(5)(G), Exhibit (a)(5)(H) and Exhibit (a)(5)(I), respectively, to Amendment No. 1 to Purchaser’s Schedule TO.

Vocera believes that the claims asserted in each of the complaints are without merit. Additional lawsuits may be filed against Vocera, the Vocera Board, Stryker, and Purchaser in connection with the Merger Agreement and the Schedule14D-9. Absent new or different allegations that are material, Vocera will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Vocera Communications, Inc.

By:	/s/ Steven J. Anheier
Name: Steven J. Anheier
Title: Chief Financial Officer

Date: February 1, 2022